Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

TABLE OF CONTENTS

1:	Core Business	3
2:	Highlights	3
3:	Outlook and Strategy	4
4:	Overview of Financial Results	6
5:	Operating Mines	12
6:	Non-GAAP Measures	20
7:	Liquidity and Capital Resources	23
8:	Capitalization	24
9:	General and Administrative Expenses	26
10:	Foreign Exchange	26
11:	Investments and Investment Income	26
12:	Income Taxes	27
13:	Derivatives	27
14:	Contractual Commitments	28
15:	Contingencies	28
16:	Off-Balance Sheet Arrangements	29
17:	Gold and Copper Markets	29
18:	Exploration and Development	29
19:	Risks and Uncertainties	31
20:	Critical Accounting Policies and Estimates	33
21:	Recent Accounting Pronouncements	33
22:	Disclosures Controls and Procedures	34

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(United States Dollars unless otherwise specified, in accordance with International Financial Reporting Standards (“IFRS”))

A cautionary note regarding forward-looking statements follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.             CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian based gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metal production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico.

The Company plans to continue to build on its current production base through existing operating mine expansions and throughput increases, the development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

The Company is listed on the Toronto Stock Exchange (Symbol: YRI), The New York Stock Exchange (Symbol: AUY) and The London Stock Exchange (Symbol: YAU).

2.             HIGHLIGHTS

Financial

Three months ended March 31, 2011

•                  Revenues of $476.1 million, an increase of 37% over the first quarter of 2010.

•                  Net earnings of $148.2 million or $0.20 basic and diluted earnings per share, representing an increase of 13% over the first quarter of 2010.

•                  Adjusted Earnings (a non-GAAP measure) of $152.2 million, representing basic and diluted Adjusted Earnings per share of $0.21, an increase of 100% over the first quarter of 2010.

•                  Mine operating earnings of $238.5 million, an 82% increase over the first quarter of 2010.

•                  Cash flows generated from operations before changes in non-cash working capital of $282.3 million, representing an increase of 73%, compared with the first quarter of 2010.

•                  Cash and cash equivalents at March 31, 2011 were $460.4 million, a 39% increase from December 31, 2010.

Operational

Three months ended March 31, 2011

•                  Production of 267,368 GEO was 11% higher than production from continuing operations in the first quarter of 2010. Production of wholly owned mines is summarized as follows:

(In GEO)

For the three months ended March 31,	2011	2010
Chapada	33,392	27,794
El Peñón	115,798	108,437
Jacobina	30,319	25,022
Gualcamayo	37,597	29,462
Minera Florida	27,635	20,630
Fazenda Brasileiro	11,252	14,738

•                  Production of 221,489 gold ounces and 2.3 million silver ounces, which for presentation purposes only is treated as a gold equivalent at a ratio of 50:1.

•                  Quarter-over-quarter increase in production of wholly owned mines was 13%, highlighted by production increases at Minera Florida, Gualcamayo, Jacobina, Chapada and El Peñón of 34%, 28%, 21%, 20% and 7% respectively, compared with the first quarter of 2010.

•                  By-product cash costs of $14 per GEO, compared to $86 per GEO in the first quarter of 2010 from continuing operations.

•                  Co-product cash costs of $449 per GEO.

•                  Co-product cash costs per pound of copper at Chapada of $1.21 on production of 38.5 million pounds of copper contained in concentrate.

Development and Exploration

•                  In March, the Company announced an arrangement with the current joint venture partners of the Alumbrera Mine to facilitate the integration of the Company-owned Agua Rica into Alumbrera. Subject to the other joint venture partners’ option to have Alumbrera acquire the assets of Agua Rica, and following the integration of the projects, Yamana would own 12.5% of the combined project. In addition, the Company will receive a combination of initial and option payments and deferred consideration, which allows Yamana to retain positive exposure to the majority of the significant gold resources at the Agua Rica project.

•                  Construction of the Mercedes project is on schedule with production expected to commence by end of first quarter 2012. Exploration at Mercedes continued to confirm the continuation of high grades of Lagunas Norte in the Barrancas system. The results of this exploration and the acceleration of the development of Lagunas Norte is expected to continue to increase and upgrade the total mineral resources at Mercedes, and extend mine life providing the Company the flexibility to increase production above initial levels.

•                  Exploration at Pilar confirmed mineralization along a 2.6 kilometre down dip extension of the current resource. The Company has already increased the capacity of the mill by 30% from feasibility levels and will continue to assess potential increases to production and mine life with a strategic plan to fully utilize the increased capacity beginning 2014. Start-up is expected in the first quarter of 2013.

•                  Mining of higher grade areas is expected to increase average annual production at Jacobina to 150,000 gold ounces in 2014.

•                  At the Jeronimo project in Chile, based on the pre-feasibility study recently completed, the Company is evaluating processing methods for better recoveries to optimize the project economics. A feasibility study is expected by end of year.

•                  New gold mineralized zones with favourable results discovered in near-mine exploration:

•                  Chapada – completed pre-feasibility study of Suruca with results supporting additional reserves of 1.05 million ounces of gold. A feasibility study is in progress to be delivered late 2011.

•                  Fazenda Brasileiro – discovery of CLX2 representing the best and most immediate opportunity for increase in grades, increase in mineral resources and extension of mine life of Fazenda Brasileiro.

•                  Jacobina – infill and step-out drilling results indicating high-grade mineralized zones at Morro do Vento and Canavieiras as significant near-mine targets likely to increase in the grade of mineral reserves and resources.

•                  Gualcamayo – discovery of the Rodado mineralized zone during tunnel development to reach QDD Lower West; continued exploration effort to extend Salamanca with update of inferred resources expected in 2011; Underground development is progressing accordingly to meet production start up in 2013.

•                  El Peñón – discovery of Elizabeth, a new sub parallel vein system intersecting a new mineralized structure 200 metres east of the Victoria Este vein system.

•                  Minera Florida – discovery of Victoria, a high-grade deposit, representing new ounces to replace resources and reserves. The construction license for reprocessing the tailings was granted and plant construction initiated.

3.             OUTLOOK AND STRATEGY

The Company continues to focus on building sustainable and reliable gold production through optimizing existing operations, expanding current, near-term and in-development production plans, developing new operations and advancing its exploration properties. The Company expects to succeed in attaining its objectives set for the near-term and beyond through a disciplined approach to growth and cost management. The Company’s 2011 targets include:

•                  Produce 1.04 million to 1.14 million gold equivalent ounces (“GEO”) comprised of the following:

Gold (oz)	Silver (oz)
860,000 - 965,000	8.5 million - 9.5 million

•                  Continue to focus on cost containment with by-product costs expected to be below $250 per GEO.

•                  Continue to deliver strong financial results and significant free cash flow.

•                  Advance the four development projects which are expected to begin production over the next two years and which will contribute an additional average annual production of 440,000 GEO.

•                  Unlock further value within existing portfolio: Agua Rica and Suyai in Argentina and Jeronimo in Chile.

•                  Focus exploration on several new areas of mineralization discovered in 2009 and 2010.

•                  Increase gold mineral reserves and gold mineral resources.

•                  Uphold best practices and international standards in safety, health, environmental protection and community relations.

Production is expected to be in the range of approximately 1.04 million to 1.14 million gold equivalent ounces (“GEO”) in 2011 and 1.2 million GEO to 1.32 million GEO in 2012, representing an overall increase of up to 27% in production by the year 2012. Production growth is expected to continue in 2013 to approximately 1.46 million GEO to 1.68 million GEO as four development stage projects including C1 Santa Luz, Mercedes, and Ernesto/Pau-a-Pique, where construction decisions have already been made, and the expansion project of Minera Florida tailings are expected to start contributing to production levels. These projects are advancing on schedule and are fully funded from the Company’s available cash and cash flows from operations. By 2014, production is targeted to be more than 1.7 million GEO, which represents production growth over four years of approximately 65% compared to 2010 production levels. This production includes production from the existing mines and development projects for which construction decisions have been made, and it does not include any additional production from new projects, expansions and optimizations under current evaluation. Copper production is expected to be in the range of 145 million to 160 million pounds in 2011 and 140 million to 160 million pounds in 2012. Annual silver production is expected at approximately 9 million ounces in 2011 and 2012. The realization of these goals will partially depend on the successful start-up of the Company’s current growth projects: Mercedes, Ernesto/Pau-a-Pique, CI Santa Luz and Pilar.

Additional production growth is expected from development projects currently under evaluation such as QDD Lower West and Caiamar, which would bring the Company to a target production level of 1.7 million GEO. The expansion at Chapada and Jacobina, exploration discoveries and robust value enhancing projects such as Agua Rica would contribute to longer term production growth.

The Company continues to enhance the value of Agua Rica. In March 2011, the Company announced an agreement with Xstrata Queensland Limited (“Xstrata”) and Goldcorp Inc. (“Goldcorp”) that would facilitate the integration of Agua Rica into Minera Alumbrera. Following the integration, Xstrata, Goldcorp and Yamana would own interests in the combined projects of 50%, 37.5% and 12.5% respectively, consistent with their current interest in Alumbrera. Subject to Xstrata and Goldcorp exercising their option to have Alumbrera acquire all assets related to Agua Rica, which is 100% Yamana owned, the terms of the agreement provides for the Company to receive from Xstrata and Goldcorp a combination of initial and option payments of $110 million during the 36 months following execution of formal transaction documents, $150 million upon approval to proceed with construction and $50 million upon achieving commercial production. In addition, the Company would receive deferred consideration, which would allow Yamana to retain positive exposure to the majority of the significant gold resources at the Agua Rica project.

The Company remains focused on exploration through identifying and acquiring the best exploration properties in the Americas, developing a pool of talented geoscientists and replacing ounces at current operations.

A summary of the Company’s development stage projects is provided below:

	Expected average annual contribution	Expected start-date
C1 Santa Luz (i)	100,000 gold ounces	Late-2012
Mercedes	120,000 GEO	Mid-2012
Ernesto/Pau-a-Pique (i)	100,000 gold ounces	Late-2012
Pilar	120,000 gold ounces	Early-2013

(i)                        In the first two full years of production at C1 Santa Luz, average annual production is expected to exceed 130,000 ounces and at Ernesto/Pau-a-Pique average annual production is expected to be approximately 120,000 ounces which would accelerate pay-back.

Investment in capital expenditures for 2011 is expected to be approximately $640 million, of which $200 million is for sustaining capital.  This excludes capitalized exploration.

The Company expects to spend approximately $85 million on exploration in 2011, a continuation of the successful 2010 program. Yamana’s 2011 exploration program will continue to focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, as well as continuing to explore greenfield targets.

With approximately $990 million of available cash and undrawn credit available at the end of the first quarter of 2011, in addition to expected robust cash flows from operations, the Company is fully funded for its expected growth.

4.             OVERVIEW OF FINANCIAL RESULTS

QUARTERLY FINANCIAL REVIEW

•                  Net earnings of $148.2 million or $0.20 basic and diluted earnings per share, compared with $131.5 million or $0.18 basic and diluted earnings per share from the same quarter of 2010.

•                  Adjusted earnings (a non-GAAP measure) of $152.2 million or $0.21 basic and diluted earnings per share, an increase of 100% over the same quarter of 2010.

•                  Revenues of $476.1 million, up 37% from the first quarter of 2010.

•                  Mine operating earnings of $238.5 million, an increase of 82% from the first quarter of 2010.

•                  Cash flows generated from operations before changes in non-cash working capital of $282.3 million compared with $163.1 million in the first quarter of 2010.

The following table presents a summarized Statement of Operations for the Company’s most recently completed and comparative quarter (i):

	Three months ended
	March 31,	March 31,
(in thousands of United States Dollars)	2011	2010
Revenues	$476,077	$346,341
Cost of sales excluding depletion, depreciation and amortization	(157,102)	(145,143)
Gross margin	318,975	201,198
Depletion, depreciation and amortization	(80,511)	(70,049)
Mine operating earnings	238,464	131,149

Expenses
General and administrative	(27,436)	(25,324)
Exploration	(6,478)	(6,758)
Equity earnings from Minera Alumbrera	11,732	11,652
Other operating (expenses) income	(3,614)	825
Operating earnings	212,668	111,544

Finance income	5,335	4,586
Finance expense	(11,528)	(29,474)
Net finance expense	(6,194)	(24,888)

Earnings from continuing operations before income taxes, and non-controlling interest	206,475	86,656

Income tax (expense) recovery	(58,227)	37,529

Earnings from continuing operations	148,248	124,185
Earnings from discontinued operations (i)	—	7,352
Net earnings	$148,248	$131,537

Earnings Adjustments (ii):
Non-cash unrealized foreign exchange losses on income taxes	(1,493)	(60,233)
Other non-cash unrealized foreign exchange gains	259	8,240
Non-cash unrealized gains on derivatives	(32)	(4,586)
Share-purchase warrant mark-to-market gain	(140)	(3,508)
Stock-based and other compensation	2,844	6,049
Future income tax expense (recovery) on translation of intercompany debt	2,251	(3,772)
Other non-recurring loss	263	1,966
Adjusted Earnings before income tax effects	152,200	75,693
Income tax effect of adjustments	8	231
Adjusted Earnings (ii)	$152,208	$75,924

Earnings per share - basic and diluted	$0.20	$0.18
Adjusted Earnings per share - basic and diluted (ii)	$0.21	$0.10

(i)   Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with IFRS) with restatement of prior period comparatives.

(ii)  A cautionary note regarding non-GAAP measures is included in Section 6 providing a discussion on Adjusted Earnings and its definition. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses, (f) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) write-down of investments and other assets and any other non-recurring adjustments, (h) mark-to-market (gains) losses on share-purchase warrants. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

TRANSITION TO IFRS

Effective the first quarter of 2011, the Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The comparative financial information of 2010 in this Management Discussion and Analysis has also been restated to conform to IFRS. This Management Discussion and Analysis should be read in conjunction with Note 30 “Transition to IFRS” to the consolidated financial statements.

To transition from Canadian GAAP to IFRS, the main adjustment to net earnings was the revaluation of deferred income tax assets and liabilities related to non-monetary items using current exchange rates rather than historical exchange rates as it was the case under Canadian GAAP. Under IFRS, the use of current exchange rates in the revaluation of deferred income tax assets and liabilities increases volatility in income tax expense and net earnings period to period. The calculation of Adjusted Earnings excludes foreign exchange gains and losses, therefore, the effect of revaluating deferred income tax assets and liabilities due to movements in foreign currencies is excluded from the Adjusted Earnings calculation.

Prior to January 1, 2011, the Company used the non-GAAP financial measure “cash flows from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. Coincident with the IFRS disclosure requirement for finance income received or expense paid and income tax paid to be presented as separate items in the statement of cash flows, the Company has determined to replace “cash flows from operating activities before changes in non-cash working capital” with “cash flows generated from operations before changes in non-cash working capital” by excluding finance income received and finance expense paid in the calculation of “cash flows generated from operations before changes in working capital”. Finance income is now included in the determination of cash flows from investing activities and finance expense is now included in the determination of cash flows from financing activities. Additionally, in accordance with IFRS, the Company now reflects income taxes paid or received in the calculation of operation cash flows on a cash basis excluding any impact of movements in the income tax liability or receivable. While changes are effected to comply with the requirements of IFRS, every possible effort has been made to maintain consistency between the current composition of cash flows from operating activities and the version under Canadian GAAP to the extent possible. Management expects that the measure better reflects the Company’s cash flow generating capabilities for investors.

OVERVIEW OF FINANCIAL RESULTS

Gold, silver and copper prices continued on an upward trend and remained strong during the quarter. For the quarter, realized prices of gold, silver and copper increased by 27%, 95% and 35% respectively, over the first quarter of 2010.

Net earnings for the quarter were $148.2 million compared with net earnings of $131.5 million for the first quarter of 2010, which included earnings from discontinued operations of $7.4 million. Earnings per share were $0.20 on a basic and diluted basis for the first quarter of 2011, compared with basic and diluted earnings per share of $0.18 for the same quarter in 2010.

Adjusted Earnings were $152.2 million or $0.21 per share in the first quarter of 2011 compared with $75.9 million or $0.10 per share in the same quarter of 2010 representing an increase of 100% on a per share basis. Higher Adjusted Earnings in the first quarter of 2011 were mainly due to an increase in adjusted mine operating earnings, partly offset by higher income tax expense compared with the same quarter of 2010 when income tax expense was favorably impacted by the revaluation of deferred income tax liability related to non-monetary items using current exchange rate. Under IFRS, use of current exchange rate in the revaluation of deferred income tax asset and liability can increase volatility in income tax expense period to period.

Revenues were $476.1 million in the first quarter consisting of 208,135 ounces of gold, 2.3 million ounces of silver, and 29.7 million pounds of copper compared with $346.3 million in the same quarter of 2010. Sales quantities for the quarter were lower than production. The Company had metal concentrate inventory of 11,800 tonnes awaiting shipment as of March 31 resulting in an increase in inventory at the end of the quarter. Shortly after quarter end, a $32.5 million shipment was made comprised of 11,000 tonnes of metal concentrate, which will positively impact second quarter earnings. First quarter revenues were also impacted by an increase in metal prices vis-à-vis the same quarter of 2010. Higher revenues contributed to higher mine operating earnings of $238.5 million in the quarter, compared to $131.1 million in the first quarter of 2010.

The average prices of gold, copper and silver for the first quarter of 2011 and 2010 are summarized below:

	Realized prices (i)		Market prices
For the three months ended March 31,	2011	2010	2011	2010
Gold (per oz.)	$1,387	$1,114	$1,388	$1,109
Silver (per oz.)	$33.99	$17.07	$30.27	$16.93
Copper (per lb.)	$4.28	$3.25	$4.37	$3.29

(i)  Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales. Realized prices reflect continuing operations only for the comparative period.

Revenues for the quarter are comprised of the following:

			Realized	Revenues
For the quarter ended March 31, 2011	Quantity sold		price	(in ‘000s)
Gold (i)	208,135	oz.	$1,387	$288,775
Silver	2,297,683	oz.	$33.99	78,090
Total Precious Metals	254,088	GEO		366,865
Copper (i)	29,691,807	lbs.	$4.28	127,077
Gross Revenues				$493,942
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(5,185)
- Sales taxes				(9,130)
- Metal price adjustments related to concentrate revenues				(4,631)
- Other adjustments				1,081
Revenues				$476,077

(i)        Includes payable copper and gold contained in concentrate.

Cost of sales excluding depletion, depreciation and amortization for the quarter was $157.1 million compared with $145.1 million in the first quarter of 2010. The following table provides a reconciliation of the co-product cash costs to the cost of sales of the quarter:

For the quarter ended March 31, 2011	Gold ounces or pounds of copper produced		Co-product cash cost per unit	Total (in ‘000s)
Chapada – Gold	33,392	oz.	$286	$9,552
Chapada – Copper	38,481,570	lbs.	1.21	46,461
El Peñón (GEO) (i)	115,798	oz.	397	45,986
Jacobina	30,319	oz.	611	18,536
Gualcamayo	37,597	oz.	507	19,073
Minera Florida (GEO) (i)	27,635	oz.	476	13,143
Fazenda Brasileiro	11,252	oz.	968	10,889
Co-product cash cost of sales (non GAAP measure)				$163,640
Add (deduct):
- Inventory and other non-cash adjustments				(8,368)
- Chapada concentrate treatment and refining charges				(5,185)
- Other commercial costs				3,888
- Overseas freight for Chapada concentrate				3,127
Cost of sales excluding depletion, depreciation and amortization				$157,102

(i)   Gold ounces reported are gold equivalent ounces for El Peñón and Minera Florida.

Depletion, depreciation and amortization and (“DDA”) expense for the quarter was $80.5 million, a 15% increase from $70.0 million in the first quarter of 2010. Increase in DDA was mainly due to the additional DDA related increase volume of sales.

General and administrative expenses of $27.4 million for the quarter versus $24.5 million for the first quarter of 2010 mainly reflected the impact of the strengthened Brazilian Real and Chilean Peso against the United States Dollar on expenses settled in those currencies.

For the quarter, finance income was $5.3 million compared with $4.6 million in the same quarter of 2010. Financing expenses were $11.5 million compared with an expense of $29.5 million in the first quarter of 2010. Lower finance expenses primarily reflect increase amount of capitalized interest, lower financing fees incurred in 2011, and higher foreign exchange losses recorded during the first quarter of 2010.

The Company recorded equity earnings from its 12.5% interest in Alumbrera of $11.7 million for the quarter, an amount similar to that attributable to the Company in the quarter ended March 31, 2010. During the quarter, the Company received $20.4 million of cash dividends from Alumbrera compared to $12.9 million in the first quarter of 2010, representing an increase of 58%.

Cash flow generated from operations before changes in working capital were $282.3 million compared with $163.1 million for the first quarter of 2010, which has been restated to reflect the composition of the revised measure for cash flows. Cash flows from operating activities after changes in non-cash working capital were $228.9 million for the first quarter compared with $141.4 million for the quarter ended March 31, 2010 from continuing operations. Using the previous calculation methodology, first quarter 2011 cash flows from operating activities before changes in working capital would be approximately $262 million, representing a 90% increase over $137.8 million of cash flows from operating activities before changes in working capital as reported in the first quarter of 2010.

The difference between cash flows generated from operations before changes in working capital and cash from operations after changes in working capital is primarily accounted for by the movement in trade accounts receivable as metal prices were higher at the end of the quarter versus the end of 2010 and higher metal quantities reflected in trade accounts receivable due to the timing of sales, partly offset by higher income tax paid. The increase in cash flows from operations was primarily due to an increase in gold and copper prices generating higher sales revenues and positive pricing adjustments for copper in concentrate.

Cash and cash equivalents as at March 31, 2011 were $460.4 million, representing an increase of $129.9 million since December 31, 2010 primarily as a result of increased cash flows from operating activities.

The table below presents selected quarterly financial and operating data (i):

	March 31,	December 31,	September 30,	June 30,
(in thousands of United States Dollars)	2011	2010	2010	2010
Financial results
Revenues (ii)	$476,077	$535,130	$453,965	$351,375
Mine operating earnings	$238,464	$270,894	$200,937	$143,531
Earnings from continuing operations	$148,248	$211,340	$114,539	$7,797
Net earnings for the period	$148,248	$154,457	$110,353	$70,141
Adjusted earnings (iv)	$152,208	$170,979	$117,250	$84,050
Cash flows from operating activities of continuing operations	$228,898	$258,314	$158,215	$123,445
Cash flows generated from operations of continuing operations before changes in non-cash working capital items	$282,306	$288,094	$219,977	$187,049
Cash flows to investing activities of continuing operations	$(109,445)	$(151,256)	$(129,116)	$(56,933)
Cash flows from (to) financing activities of continuing operations	$7,113	$(54,199)	$(19,532)	$(27,362)
Per share financial results
Earnings per share from continuing operations
Basic	$0.20	$0.28	$0.15	$0.02
Diluted	$0.20	$0.28	$0.15	$0.02
Earnings per share
Basic	$0.20	$0.21	$0.15	$0.09
Diluted	$0.20	$0.21	$0.15	$0.09
Adjusted Earnings per share
Basic	$0.21	$0.23	$0.16	$0.12
Diluted	$0.21	$0.23	$0.16	$0.12
Financial position
Cash and cash equivalents	$460,430	$330,498	$279,691	$262,223
Total assets	$10,419,977	$10,303,873	$10,049,351	$9,626,861
Total long-term liabilities	$2,854,475	$2,823,105	$2,862,427	$2,760,105

Production
Commercial GEO - continuing operations (v)	267,368	286,682	267,409	253,264
GEO - discontinued operations (i)	—	—	—	10,052
Total GEO produced	267,368	286,682	267,409	263,316
Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (v)	255,994	272,621	256,039	241,794
By-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$14	$(34)	$58	$103
Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$449	$465	$439	$434
Chapada concentrate production (tonnes)	69,236	69,869	76,808	65,859
Chapada copper contained in concentrate production (millions of lbs)	38.5	39.9	42.8	37.0
Chapada co-product cash costs per pound of copper	$1.21	$1.20	$1.14	$1.13
Alumbrera (12.5% interest) concentrate production (tonnes)	12,690	16,422	15,487	16,480
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs.)	7.1	9.3	8.3	9.3
Alumbrera co-product cash costs per lb. of copper (iv)	1.85	1.37	1.53	1.52
Gold Equivalent Ounces Breakdown -Continuing Operations
Total gold ounces produced	221,489	243,407	222,299	208,399
Silver ounces produced (millions of ounces)	2.3	2.4	2.5	2.5

Sales
Commercial gold sales - continuing operations (ounces)	219,547	234,708	227,189	202,559
Gold sales - discontinued operations (ounces) (i)	—	—	—	11,268
Total gold sales (ounces)	219,547	234,708	227,189	213,827
Commercial gold sales - continuing operations excluding Alumbrera (ounces)	208,135	221,757	217,094	186,921
Chapada concentrate sales (tonnes)	57,909	74,009	81,127	57,895
Chapada payable copper contained in concentrate sales (millions of lbs)	29.7	39.6	43.5	31.6
Silver sales (millions of ounces)	2.3	2.4	2.5	2.6
Average realized gold price per ounce (ii)	$1,387	$1,374	$1,235	$1,201
Average realized copper price per pound (excluding derivative contracts) (ii)	$4.28	$3.81	$3.27	$3.07
Average realized silver price per ounce (ii)	$33.99	$28.20	$19.73	$18.45

	March 31,	December 31,	September 30,	June 30,
(in thousands of United States Dollars)	2010	2009 (vi)	2009 (vi)	2009 (vi)
Financial results
Revenues (ii)	$346,341	$399,825	$333,179	$236,710
Mine operating earnings	$131,149	$184,341	$136,419	$81,558
Earnings from continuing operations	$124,184	$53,458	$54,446	$21,400
Net earnings for the period	$131,536	$36,175	$60,823	$9,641
Adjusted Earnings (iv)	$75,924	$100,863	$88,340	$95,814
Cash flows from operating activities of continuing operations	$141,356	$211,206	$144,249	$115,824
Cash flows generated from operations of continuing operations before changes in non-cash working capital items (iv)	$163,082	$155,225	$167,741	$104,635
Cash flows to investing activities of continuing operations	$(123,334)	$(90,532)	$(152,160)	$(123,001)
Cash flows from (to) financing activities of continuing operations	$32,223	$(10,578)	$(28,212)	$2,559
Per share financial results
Earnings per share from continuing operations
Basic	$0.17	$0.07	$0.07	$0.04
Diluted	$0.17	$0.07	$0.07	$0.04
Earnings per share
Basic	$0.18	$0.05	$0.08	$0.01
Diluted	$0.18	$0.05	$0.08	$0.01
Adjusted Earnings per share
Basic	$0.10	$0.14	$0.12	$0.13
Diluted	$0.10	$0.14	$0.12	$0.13
Financial Position
Cash and cash equivalents	$221,983	$170,070	$97,498	$93,102
Total assets	$9,785,771	$9,707,260	$9,550,270	$9,421,659
Total long-term liabilities	$2,747,153	$2,589,460	$2,445,613	$2,368,298

Production
Commercial GEO - continuing operations (v)	239,838	289,456	269,191	217,162
GEO - discontinued operations (i)	33,236	35,796	45,516	48,065
Commissioning GEO produced (iii)	—	—	—	24,347
Total GEO produced	273,074	325,252	314,707	289,574
Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (v)	226,081	277,912	259,359	201,533
By-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$86	$38	$47	$111
Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$423	$366	$350	$362
Chapada concentrate production (tonnes)	51,659	63,990	62,783	61,785
Chapada copper contained in concentrate production (millions of lbs)	29.7	37.0	36.3	35.6
Chapada co-product cash costs per pound of copper	$1.24	$1.05	$1.07	$0.91
Gold Equivalent Ounces Breakdown - Continuing Operations
Total gold ounces produced	190,663	238,438	216,273	196,096
Silver ounces produced (millions of ounces)	2.7	2.8	2.9	2.5

Sales
Commercial gold sales - continuing operations (ounces)	197,597	232,923	215,138	161,388
Commissioning gold sales (ounces)	—	—	—	24,698
Gold sales - discontinued operations (ounces)	36,664	35,941	40,601	44,187
Total gold sales (ounces)	234,261	268,864	255,739	230,273
Commercial gold sales - continuing operations excluding Alumbrera (ounces)	187,341	222,008	203,947	145,695
Chapada concentrate sales (tonnes)	51,795	63,646	65,693	67,291
Chapada payable copper contained in concentrate sales (millions of lbs)	29.1	34.6	36.1	34.2
Silver sales (millions of ounces)	2.7	2.9	2.8	2.4
Average realized gold price per ounce (ii)	$1,114	$1,095	$962	$922
Average realized copper price per pound (excluding derivative contracts) (ii)	$3.25	$3.18	$2.74	$2.06
Average realized silver price per ounce (ii)	$17.07	$17.47	$14.97	$14.03

(i)           Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations with restatement of prior period comparatives.

(ii)          Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations for the comparative period.

(iii)         Including commissioning gold ounces from Gualcamayo produced or sold.

(iv)         A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(v)           Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio of 50:1, for presentation purposes only. The assumed gold to silver ratio was 55:1 for prior periods.

(vi)         The financial results for the periods ending prior to January 1, 2010 have not been restated in accordance with IFRS.

5.                     OPERATING MINES

OVERVIEW OF QUARTERLY OPERATING RESULTS

In the three months ended March 31, 2011, production of gold equivalent ounces (“GEO”) totaled 267,368 GEO compared with 239,838 GEO in 2010 from continuing operations, representing a quarter-to-quarter increase of 11%.

In the first quarter, copper production of 38.5 million pounds from the Chapada Mine increased by 30% over production of 29.7 million pounds in the first three months of 2010. Tonnage of copper concentrate production at Chapada also increased by 34% over the first quarter of 2010. Additionally, 7.1 million pounds of copper produced from Alumbrera were attributable to the Company in the first three months of 2011, compared to 11.8 million pounds in the same quarter of 2010.

For the quarter, by-product cash costs including Alumbrera were $14 per GEO and excluding Alumbrera were $79 per GEO compared with $86 per GEO and $161 per GEO of continuing operations, respectively, in the first quarter of 2010. By-product cash costs take into account of the natural hedge of by-product metal prices for the Company’s production cost structure. By-product credits inherently offset unusually high mining inflation during periods of high metal prices. The Company believes that by-product cash costs are a better representation of its cost structure. Lower by-product cash costs compared to last year reflect strong cost containment and strong copper prices which mitigated cost pressures due to mining industry inflation and the appreciation of currencies in the countries where the Company’s mines are located. Quarter-over-quarter, value of the Chilean Peso increased by 9% and the Brazilian Real went up 8% against the United States Dollar. The Company hedges approximately 50% of the operating expenses of its mines in Brazil with an average contract rate of 2.07 Reais per United States Dollar that largely offset the foreign exchange losses related to operating expenses incurred in Reais.

Average co-product cash costs for the quarter were $449 per GEO including Alumbrera and $458 per GEO excluding Alumbrera. This compares to co-product cash costs of continuing operations of $423 per GEO and $434 per GEO, respectively, for the quarter ended March 31, 2010. Increase in average co-product costs was mainly due to the strengthened exchange rates for the Brazilian Reais and Chilean Pesos.

Co-product cash costs per pound of copper were $1.21 for the quarter from Chapada, compared with $1.24 and co-product cash costs including the Company’s interest in the Alumbrera Mine, were $1.31 per pound of copper, compared with $1.14 for the quarter ended March 31, 2010.

The following table summarizes GEO production from operations by mine for the first quarter of 2011 with comparatives:

	2011		2010
For the three months ended March 31,	Gold Equivalent Ounce (GEO)	By-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	By-product Cash Costs per GEO ($) (i)
Brazil
Chapada	33,392	(2,615)	27,794	(1,876)
Jacobina	30,319	611	25,022	687
Fazenda Brasileiro	11,252	968	14,738	622
Chile
El Peñón (ii)	115,798	397	108,437	384
Minera Florida (ii)	27,635	476	20,630	363
Argentina
Gualcamayo	37,597	507	29,462	443
Total production, excluding Alumbrera	255,994	79	226,083	161
Alumbrera (12.5% interest)	11,374	(1,452)	13,755	(1,142)
Total production from continuing operations	267,368	14	239,838	86

(i)	A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.
(ii)	First quarter 2011 gold production: El Peñón – 73,568 ounces; Minera Florida – 23,986 ounces, and silver production: El Peñón – 2.1 million ounces; Mineral Florida – 0.2 million ounces.

Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio of 50:1, for presentation purposes only. The assumed gold to silver ratio was 55:1 for prior periods.

CHAPADA MINE

Operating Statistics

	March 31,	March 31,
	2011	2010
Production
Concentrate (tonnes)	69,236	51,659
Gold contained in concentrate production (ounces)	33,392	27,794
Copper contained in concentrate (millions of pounds)	38.5	29.7

Co-product cash costs per oz of gold produced (i)	$286	$346
Co-product cash costs per lb of copper produced (i)	$1.21	$1.24
By-product cash costs per oz of gold produced (i)	$(2,615)	$(1,876)

Ore mined (tonnes)	4,726,809	3,743,891
Ore processed (tonnes)	5,088,739	4,318,621

Gold ore grade (g/t)	0.32	0.34
Copper ore grade (%)	0.39	0.36

Concentrate grade - gold (g/t)	15.00	16.76
Concentrate grade - copper (%)	25.2	26.10

Gold recovery rate (%)	64.7	60.0
Copper recovery rate (%)	87.1	85.5

Sales (ii)
Concentrate (tonnes)	57,909	51,795
Payable gold contained in concentrate (ounces)	33,395	27,557
Payable copper contained in concentrate (millions of pounds)	29.7	29.1

Depletion, depreciation and amortization per gold ounce sold	$48	$69
Depletion, depreciation and amortization per copper pound sold	$0.22	$0.20

(i)    A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)   Quantities sold include quantity adjustment on provisional and final invoice settlements

Chapada produced a total of 33,392 ounces of gold contained in concentrate in the first quarter compared with 27,794 ounces of gold in concentrate in the first quarter of 2010, representing a quarter-over-quarter increase of 20%. Production of copper from Chapada of 38.5 million pounds in the first quarter was 30% higher than the production of 29.7 million pounds of copper contained in concentrate during the comparable period in 2010.

Chapada had metal concentrate inventory awaiting shipment as of March 31 which resulted in an increase of $10.6 million in its metal concentrate inventory at the end of the quarter. Subsequent to the quarter end, a $32.5 million shipment comprised of 11,000 tonnes of metal concentrate was made, which will positively impact second quarter earnings.

Higher production of both gold and copper in the quarter compared with the first quarter of 2010 was mainly due to increase in ore mined and ore processed. The Company began operating a new fleet of large truck in the first quarter of 2010. Operating efficiency has developed since then with experience in operating the large trucks which has contributed to the increase in productivity. The Company also took measures to improve operating efficiencies during the rainy season compared to that of the prior year.

Production of gold and copper at Chapada in 2011 is expected to be in line with guidance.

By product cash costs for the quarter were negative $2,615 per GEO, compared with negative $1,876 per GEO for the same quarter of 2010. Higher by-product cash costs credits reflect the continuous strength of copper prices resulting in lower by-product cash costs.

Co-product cash costs for the quarter were $286 per gold ounce and $1.21 per pound of copper which compared with $346 per gold ounce and $1.24 per pound of copper for the same quarter of 2010. Lower co-product cash costs for both gold and copper reflect continuous effort by management in improving operating efficiency.

Over the past year, copper contained in concentrate has remained within the range of 35-40 million pounds per quarter. An appreciating Brazilian Real continues to put pressure on product cash costs. Also, associated overseas transportation costs, which is a function of sales volume and distance from customers, were $3.1 million for first quarter of 2011, which is comparable with the period of 2010.

Total revenue for the quarter net of sales taxes and treatment and refining costs was $157 million. Revenue includes positive mark-to-market adjustments and final and provisional pricing-quantity settlements in the quarter of positive $9.9 million, representing an increase in revenue from increasing copper prices during the quarter compared to the fourth quarter of 2010.

EL PEÑÓN

	March 31,	March 31,
Operating Statistics	2011	2010

Production
Gold equivalent (ounces)	115,798	108,437
Gold production (ounces)	73,568	60,977
Silver production (ounces)	2,111,482	2,610,289

Cash costs per gold equivalent ounce produced (i)	$397	$384

Ore mined (tonnes)	324,858	328,493
Ore processed (tonnes)	358,013	367,509

Gold ore grade (g/t)	6.91	5.64
Silver ore grade (g/t)	227.80	253.31

Gold recovery rate (%)	92.0	90.4
Silver recovery rate (%)	79.9	86.3

Sales
Gold sales (ounces)	72,909	60,227
Silver sales (ounces)	2,094,698	2,558,164

Depletion, depreciation and amortization per gold equivalent ounce sold	$307	$305

(i)                  A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

El Peñón had production of 115,798 GEO during the first quarter of 2011. Production for the quarter consisted of 73,568 ounces of gold and 2.1 million ounces of silver, compared with 108,437 GEO, which consisted of 60,977 ounces of gold and 2.6 million ounces of silver produced in the first quarter of 2010. This represents a 7% quarter-over-quarter increase in 2011 versus 2010 production on a GEO basis.

Higher gold production was mainly due to improved gold grades and recovery rates for gold compared with the same quarter of 2010. Higher gold grade areas including Al Este and Bonanza contributed to the increase in gold production. Since conversion to owner-mining, operational dilution has decreased and feed grade has improved. This combined with increased capacity and the mining of higher grade veins including North Block area and Bonanza has led to increased production. The decrease in silver production was primarily the result of mining lower planned silver grade areas, which was offset by improvements in gold.

GEO production at El Peñón’s is expected to be in line with guidance for 2011.

Cash costs were $397 per GEO in the quarter ended March 31, 2011, compared with $384 per GEO in the first quarter in 2010. The appreciation of the Chilean Peso was the main contributing factor to the increased cash costs. The average currency exchange rate of the Chilean Peso versus the United States Dollar went up by 9% from the first quarter of 2010.

GUALCAMAYO

	March 31,	March 31,
Operating Statistics	2011	2010

Production
Gold production (ounces)	37,597	29,462

Cash costs per ounce produced (i)	$507	$443

Ore mined (tonnes)	1,937,349	1,788,093
Ore processed (tonnes)	1,896,533	1,786,251

Gold grade (g/t)	0.95	0.68
Gold recovery rate (%)	66.4	76.0

Sales
Gold sales (ounces)	34,665	36,142

Depletion, depreciation and amortization per gold ounce sold	$348	$240

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Gualcamayo produced 37,597 ounces of gold in the first quarter compared with 29,462 ounces produced in the first quarter of 2010, representing a 28% quarter-over-quarter improvement.

Gold recovery rate at Gualcamayo was 66.4% for the first quarter compared to 76% for the comparative quarter of 2010.  The decrease in recovery is a result of an increase in inventory placed on the pads in March. Average yearly recovery rate is expected to be sustainable at 70% - 75%.  The Company is taking steps to improve recoveries and minimize carbon fines as it completes the construction of a new heap leach pad later this year.  Ore is expected to be loaded on the new pad by November 2011.

Production at Gualcamayo for 2011 is expected to be in line with guidance.

Cash costs were $507 per ounce in the quarter ended March 31, 2011, compared with $443 per ounce in the first quarter of 2010. Management continued to reduce cash costs from $662 per ounce level in the fourth quarter of 2010 down to the current level.

In 2011, the Company will focus on a number of operational initiatives, including efforts in sustaining the 1,500 tonne per hour feed through the mills, fleet expansion, underground development of QDD Lower West and expansion of heap leach pad at Valle Norte. In addition, the Company will continue to work on reducing reliance on contractors for increased cost predictability.  Gold production for the second half of 2011 is expected to increase based on continuing higher grades, increases in crusher availability and throughput tonnage, and by the end of year improved recovery at the new heap leach pad.

JACOBINA

	March 31,	March 31,
Operating Statistics	2011	2010

Production
Gold production (ounces)	30,319	25,022

Cash costs per ounce produced (i)	$611	$687

Ore mined (tonnes)	529,035	488,865
Ore processed (tonnes)	529,035	488,865

Gold grade (g/t)	1.91	1.73
Gold recovery rate (%)	93.5	91.9

Sales
Gold sales (ounces)	31,537	26,249

Depletion, depreciation and amortization per gold ounce sold	$373	$357

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Production at Jacobina was 30,319 ounces of gold in the first quarter, an increase of 21% from production of 25,022 ounces of gold in the first quarter of 2010. Higher production was mainly due to increase volume of ore mined and ore processed accompanied by improved grade and recovery rate. Mining of higher grade areas is expected to increase average annual production at Jacobina to 150,000 gold ounces beginning in 2014.

The recovery rate at Jacobina for the first quarter was 93.5% compared to 91.9% for the first quarter of 2010. This is the result of the Company’s effort to modify the leaching cycle in order to improve recoveries which have trended upwards since the start-up of higher throughput levels. Gold grade for the quarter averaged 1.91 g/t also showed a 10% improvement over 1.73 g/t for the first quarter of 2010.

Production at Jacobina for 2011 is expected to be in line with guidance.  Given the positive upward trend in production and the significant increase in mineral reserve grade, the Company will evaluate opportunities to increase production levels in 2011.

Cash costs averaged $611 per ounce of gold for the first quarter compared with $687 per ounce of gold in the first quarter of 2010, representing a quarter-over-quarter improvement of 11%. Cash costs progressively improved throughout the first quarter. The Company completed the first quarter with cash costs of $606 per ounce of gold in March, presenting a cost trend consistent with that of the prior year.

MINERA FLORIDA

	March 31,	March 31,
Operating Statistics	2011	2010
Production
Gold equivalent ounces	27,635	20,630
Gold production (ounces)	23,986	18,918
Silver production (ounces)	182,453	94,151

Cash costs per gold equivalent ounce produced (i)	$476	$363

Ore mined (tonnes)	208,392	161,934
Ore processed (tonnes)	232,284	152,631

Gold grade (g/t)	3.78	4.38
Silver ore grade (g/t)	35.15	25.20

Gold recovery rate (%)	84.6	84.0
Silver recovery rate (%)	68.7	67.2

Sales
Gold sales (ounces)	22,738	18,682
Silver sales (ounces)	202,985	160,933

Depletion, depreciation and amortization per gold equivalent ounce sold	$377	$355

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Minera Florida produced a total of 27,635 GEO in the current quarter compared with 20,630 GEO in the first quarter of 2010. The 34% quarter-over-quarter increase was mainly the result of higher volume of ore mined and ore processed and more effectively mining in narrower veins; production at Minera Florida for the first quarter of 2010 was interrupted as a result of the earthquake in Chile. Cash costs for the first quarter were $476 per GEO compared with $363 per GEO in the same quarter in 2010 due primarily to the appreciation of the Chilean Peso and mining inflation.

Gold grade for the quarter averaged 3.78 g/t was lower than 4.38 g/t for the first quarter of 2010. The lower gold grade was part of the mine plan for production from veins with better gold grade such as Tribuna and Victoria, which is expected to commence shortly.

In addition, the mine produced 1,120 tonnes of zinc in the three-month period ended March 31, 2011 compared with 1,433 tonnes of zinc produced in the first quarter of 2010. Zinc is accounted for as a by-product credit to cash costs.

Production at Minera Florida for 2011 is expected to be in line with guidance.

The Company’s expansion project at Minera Florida, which involves the processing of historic tailings, has advanced ahead of schedule. Completion is now planned for late 2011. Tailings re-processing is expected to contribute an additional 40,000 GEO per year for five years to current production at Minera Florida.

OTHER MINES

The following table presents key operating data for the other mining operations:

	March 31,	March 31,
Operating Statistics	2011	2010

FAZENDA BRASILEIRO
Production
Gold production (ounces)	11,252	14,738

Cash costs per ounce produced (i)	$968	$622

Ore mined (tonnes)	215,712	294,945
Ore processed (tonnes)	205,389	281,579

Gold grade (g/t)	1.93	1.84
Gold recovery rate (%)	88.2	87.3

Sales
Gold sales (ounces)	12,891	18,485

Depletion, depreciation and amortization per gold ounce sold	$253	$208

ALUMBRERA (12.5% interest)
Production
Concentrate (tonnes)	12,690	19,961
Gold production (ounces)	881	2,042
Gold production in concentrate (ounces)	10,493	11,713
Total gold produced	11,374	13,755
Copper contained in concentrate (millions of pounds)	7.1	11.8

Co-product cash costs per ounce of gold produced (i)	$244	$245
Co-product cash costs per pound of copper produced (i)	$1.85	$0.89
By-product cash costs per ounce produced (i)	$(1,452)	$(1,142)

Ore mined (tonnes)	330,068	753,629
Ore processed (tonnes)	1,131,995	1,128,200

Gold ore grade (g/t)	0.45	0.51
Copper ore grade (%)	0.39	0.54

Gold recovery rate (%)	69.3	72.2
Copper recovery rate (%)	73.1	84.7

Sales
Concentrate (tonnes)	13,134	14,533
Gold sales (ounces)	10,696	8,397
Gold doré sales (ounces)	716	1,859
Total gold sales (ounces)	11,412	10,256

Payable copper contained in concentrate (millions of pounds)	7.1	8.2

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

FAZENDA BRASILEIRO

The Fazenda Brasileiro Mine produced 11,252 ounces of gold in the quarter ended March 31, 2011. This compares to 14,738 ounces of gold in the first quarter of 2010. Cash costs for the first quarter were $968 per ounce compared with $622 per ounce for the same period in 2010.

Production at Fazenda Brasileiro Mine is expected to be in line with guidance for 2011. The Fazenda Brasileiro mine was acquired in 2003 with 2.5 years of mine life remaining based on known mineral reserves. The Company has since been mining at Fazenda Brasileiro for seven years.  The mine continues to outline exploration potential.

The two new mineralization zones, CLX2 and Lagoa do Gato, both discovered in 2009, are identified as having significant potential for high-grade sources of ore for the mill. Both infill and extension drilling confirm the continuity of mineralization in both areas. In 2011, the Company continues to develop the high-grade reserves at CLX2, and improve mine fleet costs using road trucks and focus on continuing to extend Fazenda Brasileiro’s mine life.

ALUMBRERA

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $11.7 million for the three months ended March 31, 2011, similar to the earnings reported for the first quarter of 2010. The Company received $20.0 million in cash distributions during the three months ended March 31, 2011 compared with $12.9 million of cash received in the first quarter of 2010.

Attributable production from Alumbrera was 11,374 ounces of gold and 7.1 million pounds of copper for the quarter. This compares with attributable production of 13,755 ounces of gold and 11.8 million pounds of copper for the first quarter of 2010.

The Company recently announced an agreement with Xstrata Queensland Limited (“Xstrata”) and Goldcorp Inc. (“Goldcorp”) that would facilitate the integration of Agua Rica, which is currently 100% owned by Yamana, into Minera Alumbrera. Following the integration, Xstrata, Goldcorp and Yamana would own interests in the combined projects of 50%, 37.5% and 12.5% respectively, consistent with their current interest in Alumbrera. The integration of Agua Rica with Alumbrera provides the greatest value potential for Yamana and the best opportunity for the development of Agua Rica in the Catamarca province of Argentina.

6.             NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CO-PRODUCT AND BY-PRODUCT CASH COSTS

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio. Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

Per Gold Equivalent Ounce (“GEO”)

The following tables provide a reconciliation of cost of sales per the financial statements to (i) Co-product cash costs per GEO, (ii) Co-product cash costs per pound of copper and (iii) By-product cash costs per GEO:

Reconciliation of Cost of Sales per the Financial Statements to Co-product Cash Costs per GEO

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended March 31,	2011	2010	2011	2010

Cost of sales (i) (iii)	$157,102	$145,143	$614	$642

Adjustments:

Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(42,185)	(32,032)	(165)	(142)
Treatment and refining costs (TCRC) related to Chapada gold	908	1,032	4	5
Inventory movements and adjustments	8,368	(10,757)	33	(48)
Commercial selling costs	(7,015)	(5,182)	(28)	(23)

Total GEO co-product cash costs (excluding Alumbrera)	$117,178	$98,204	$458	$434
Minera Alumbrera (12.5% interest) GEO cash costs	2,779	3,365	244	245

Total GEO co-product cash costs (iii)	$119,957	$101,569	$449	$423
Commercial GEO produced excluding Alumbrera	255,994	226,083
Commercial GEO produced including Alumbrera	267,368	239,838

(i)                      Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                  Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)              Depletion, depreciation and amortization is excluded from both total cash costs and cost of sales from continuing operations for the comparative period.

Reconciliation of Cost of Sales per the Financial Statements to Co-product Cash Costs per Pound of Copper

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended March 31,	2011	2010	2011	2010

Cost of sales (i) (iii)	$157,102	$145,143	$4.08	$4.88

Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(116,271)	(97,172)	(3.02)	(3.27)
Treatment and refining costs (TCRC) related to Chapada copper	4,277	4,831	0.11	0.16
Inventory movements and adjustments	8,368	(10,757)	0.22	(0.36)
Commercial selling costs	(7,015)	(5,182)	(0.18)	(0.17)

Total Copper co-product cash costs (excluding Alumbrera)	$46,461	$36,863	$1.21	$1.24
Minera Alumbrera (12.5% interest) Copper cash costs	13,185	10,467	1.85	0.89

Total Copper co-product cash costs (iii)	$59,646	$47,330	$1.31	$1.14
Copper produced excluding Alumbrera (millions of lbs)	38.5	29.7
Copper produced including Alumbrera (millions of lbs)	45.6	41.5

(i)                      Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                  Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold.  TCRC’s are defined as treatment and refining charges.

(iii)              Depletion, depreciation and amortization is excluded from both total cash costs and cost of sales from continuing operations for the comparative period.

Reconciliation of cost of sales per the financial statements to by-product cash costs per GEO

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended March 31,	2011	2010	2011	2010

Cost of sales (i)	$157,102	$145,143	$614	$642

Adjustments:
Chapada treatment and refining costs related to gold and copper	5,185	5,863	20	26
Inventory movements and adjustments	8,368	(10,757)	33	(48)
Commercial selling costs	(7,015)	(5,182)	(27)	(23)
Chapada copper revenue including copper pricing adjustment	(143,324)	(98,650)	(560)	(436)

Total GEO by-product cash costs (excluding Alumbrera)	$20,316	$36,417	$79	$161
Minera Alumbrera (12.5% interest) by-product cash costs	(16,519)	(15,708)	(1,452)	(1,142)

Total GEO by-product cash costs (i)	$3,797	$20,709	$14	$86
Commercial GEO produced excluding Alumbrera	255,994	226,083
Commercial GEO produced including Alumbrera	267,368	239,838

(i)                      Depletion, depreciation and amortization is excluded from both total cash costs and cost of sales from continuing operations for the comparative period.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses, (f) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) write-down of investments and other assets and any other non-recurring adjustments, (h) mark-to-market (gains) losses on share-purchase warrants. Non-recurring adjustments from unusual events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings as well as a discussion of the adjusting items is provided in Section 4 “Overview of Financial Results” for both the yearly and quarterly reconciliations.

7.             LIQUIDITY AND CAPITAL RESOURCES

In an environment of tightened credit markets, the Company’s liquidity position continues to be stable and reliable as evidenced by increased availability of funds through its recent refinancing of long-term debt described below. In the near-term, the Company expects its liquidity to be positively impacted by higher forecast production levels, higher metal prices, and stable demand for precious metals. The Company anticipates being able to meet all its obligations and is committed to fund its growth through sustaining and expansionary projects.

The following is a summary of liquidity and capital resources balances from operations:

	As at
	March 31,	December 31,
(in thousands of United States Dollars)	2011	2010
Cash	$460,430	$330,498
Working capital	$646,600	$518,081

	Three months ended
	March 31,	March 31,
(in thousands of United States Dollars)	2011	2010
Cash flows (for the period ended)
Cash flows from operating activities of continuing operations	$228,898	$141,356
Cash flows generated from operations of continuing operations before changes in non-cash working capital items	$282,306	$163,082
Cash flows from financing activities of continuing operations	$7,113	$32,223
Cash flows to investing activities of continuing operations	$(109,445)	$(123,334)

Cash and cash equivalents as at March 31, 2011 were $460.4 million compared to $330.5 million as at December 31, 2010. Factors that could impact on the Company’s liquidity are monitored regularly as part of the Company’s overall capital management strategy. Factors that are monitored include but are not limited to the market price of gold, copper and silver, production levels, operating cash costs, capital costs, exchange rates of currencies of countries where the Company operates, exploration and discretionary expenditures.

Working capital was $ 646.6 million as at March 31, 2011, compared to $518.1 million as at December 31, 2010. The 25% increase in working capital is a result of higher prices for metals and increased operating activities. Working capital is defined as the excess of current assets over current liabilities.

Receivables at the end of the period were $206.4 million compared with $212.9 million as at December 31, 2010. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within 1 to 4 weeks after shipping. Final assays and payment related to these sales are received approximately 2 to 3 months thereafter.

Gold sales are made at spot prices and receivables are settled within less than a month.

OPERATING CASH FLOWS

Cash inflows from operations after taking into effect changes in working capital items for the period were $228.9 million, compared to inflows of $141.4 million for the period ended March 31, 2010 from continuing operations.

Cash flows generated before changes in non-cash working capital items for the period were $282.3 million compared to $163.1 million for the period ended March 31, 2010 from continuing operations. The increase is mainly attributed to increases in revenues. Changes in non-cash working capital items for the period were cash outflows of $53.4 million (March 31, 2010 — outflows of $21.7 million) mainly from higher inventory during the period in comparison to the comparative quarter ended March 31, 2010.

FINANCING ACTIVITIES

Cash inflows from financing activities for the period ended March 31, 2011 were $7.1 million compared to cash inflows of $32.2 million for the comparative quarter ended March 31, 2010 from continuing operations due to the following:

•                  increase of dividends paid by $14.7 million;

•                  decrease of net long-term debt repayment of $25.0 million;

•                  net decrease of $40.8 million received from the exercise of options and warrants; and

•                  net decrease of $5.4 million paid for financing and other charges.

INVESTING ACTIVITIES

Cash outflows to investing activities were $109.4 million (March 31, 2010 - $123.3 million) for the period of which approximately $104.6 million relates to expenditures on property, plant and equipment, compared with $77.5 million spent in the first quarter of 2010. Higher outflows on acquisition of property, plant and equipment reflected increased expenditures from continuing operations on the construction of new mines and expansion of existing assets. In the first quarter of 2010, the Company also spent $48.9 million in the transition to owner-mining at El Peñón.

The following is a summary of capital expenditures by mine:

	Three months ended
	March 31,	March 31,
(in thousands of United States Dollars)	2011	2010
ARGENTINA

Gualcamayo	$5,083	$15,398
Agua Rica	2,830	912

BRAZIL

Chapada	4,702	11,742
Jacobina	12,458	9,876
Fazenda Brasileiro	4,929	3,012
Ernesto/Pau-au-Pique (i)	8,711	1,146
C1 Santa Luz (i)	3,150	1,693
Pilar (i)	7,722	7,038

CHILE

El Peñón (ii)	19,682	61,218
Minera Florida	12,430	8,105

MEXICO AND OTHER

Mercedes (i)	20,543	5,156
Other	2,335	1,149
Total capital expenditures (i)	$104,575	$126,445

(i)   Net of movement in accounts payable.

(ii)  In the first quarter of 2010, capital expenditures included the purchase cost of Constructora Gardilcic Ltda. and Constructora TCG Ltda. of $48.9 million to convert El Peñón into an owner-mining operation.

8.             CAPITALIZATION

Shareholders’ equity as at March 31, 2011 was $7.1 billion compared to $6.7 billion as at March 31, 2010.

The following table sets out the common shares, warrants and options outstanding as at March 31, 2011:

(in thousands)	Actual outstanding as at March 31, 2011	Weighted average year-to-date (i)
Common shares	744,859	742,073
Warrants	4,886	—
Options	1,845	1,036
	751,590	743,109

(i)                                  The weighted average number of shares excludes anti-dilutive options and warrants.

SHARE CAPITAL

As at March 31, 2011, the Company had 744.9 million (March 31, 2010 - 740.6 million) common shares outstanding. The basic weighted average number of common shares outstanding was 742.1 million shares and 736.8 million shares for the quarter ended March 31, 2011.

The Company issued approximately 3.5 million common shares during the period in connection with the exercise of stock options and share appreciation rights.

As of April 30, 2011, the total number of shares outstanding were 744.9 million.

WARRANTS

As at March 31, 2011, the Company had a total of 4.9 million (March 31, 2010 - 4.9 million) share purchase warrants outstanding. The expiry dates on the share purchase warrants is May 5, 2011 and the exercise price is Cdn$19.08. The outstanding warrants are exercisable at an average weighted exercise price of Cdn$19.08 per share (March 31, 2010 — Cdn$19.08 per share). The weighted average remaining life of warrants outstanding is 0.1 years (March 31, 2010- 1.1 years).

The Company’s functional currency is the United States Dollar. Share purchase warrants denominated in Canadian Dollars indexed to the Company’s equity instrument and foreign exchange rates are recorded as a liability and carried at fair value. Any changes in fair value from period to period are recorded as a gain or loss in the statement of operations.

During 2011, the Company did not issue any additional warrants and there is no change as of April 30, 2011.

STOCK-BASED INCENTIVE PLANS

A significant contributing factor to the Company’s future success is its ability to attract and maintain qualified and competent people. To accomplish this, the Company has adopted Share Incentive Plan designed to advance the interests of the Company by encouraging employees, officers and directors, and consultants to have equity participation in the Company through the acquisition of common shares.

The following table summarizes the stock-based compensation and other stock-based payments for 2011:

	Stock Option Plan		Deferred Share Units (“DSU”)	Restricted Share Units (“RSU”)
	Number of Stock Options (000’s)	Weighted average Exercise Price (Cdn$)	Number of DSU (000’s)	Number of RSU (000’s)
Outstanding, beginning of period	5,490	$9.42	901	1,192
Granted	—	—	116	609
Exercised	(3,490)	9.30	—	—
Vested and converted to common shares	—	—	—	(8)
Expired	(155)	9.65	—	(2)
Outstanding, end of year	1,845	$9.61	1,017	1,791
Exercisable, end of year	1,343	$9.46

9.             GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $27.4 million for the period ended March 31, 2011 compared with $25.3 million in the first quarter of 2010. Higher general and administrative expenses mainly reflected the impact of the strengthened Brazilian Real and Chilean Peso against the United States Dollar on expenses settled in those currencies.

10.          FOREIGN EXCHANGE

The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred in United States Dollars, Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG) and to a lesser extent in Canadian Dollars (CAD) and Mexican Pesos. Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

In 2011, the Company recognized foreign exchange losses of $0.3 million, compared to foreign exchange losses of $8.2 million for the comparative quarter ended March 31, 2010.

The Company has hedge contracts outstanding where the value of the Real has been fixed against the United States Dollar. These hedges are further described in Section 13, Derivatives.

The following table summarizes the movement in key currencies vis-à-vis the United States Dollar:

	For the periods ended
	March 31,	March 31,		December 31,
	2011	2010	Variance	2010	Variance
Average Exchange Rate
USD-CAD	0.9896	1.0415	-5.0%	1.0136	-2.4%
USD-BRL	1.6665	1.8091	-7.9%	1.7021	-2.1%
USD-ARG	4.0030	3.8470	4.1%	3.9715	0.8%
USD-CLP	481.1157	528.8339	-9.0%	485.8691	-1.0%

	As at
	March 31,	March 31,		December 31,
	2011	2010	Variance	2010	Variance
Period-end Exchange Rate
USD-CAD	0.9706	1.0188	-4.7%	0.9999	-2.9%
USD-BRL	1.6287	1.7905	-9.0%	1.6660	-2.2%
USD-ARG	4.0517	3.8676	4.8%	3.9713	2.0%
USD-CLP	477.4500	521.7280	-8.5%	461.9820	3.3%

11.          INVESTMENTS AND INVESTMENT INCOME

INVESTMENTS

As at March 31, 2011, the Company had total investments of $141.1 million compared with $103.0 million as at December 31, 2010. The main reason for the increase is a result of the increased investments in available-for-sale securities related to the additional common shares of Aura Minerals Inc. received for the debt restructuring in the quarter (refer to Note 12 to the consolidated financial statements for details).

12.          INCOME TAXES

The Company recorded an income tax expense of $58.2 million for the quarter (tax recovery of $37.5 million for the first quarter of 2010). The current quarter income tax provision mainly reflects a current income tax expense of $53.8 million ($17.2 million for the first quarter of 2010) and a deferred income tax expense of $4.4 million (deferred tax recovery of $54.7M for the first quarter of 2010). The expense reflects the current taxes incurred in the Company’s Brazilian and Chilean mines.

The consolidated balance sheet reflects recoverable tax installments in the amount of $14.4 million and an income tax liability of $46.6 million. Additionally, the balance sheet reflects a deferred tax asset of $197.9 million and a deferred tax liability of $2.1 billion.

The Company has elected, under IFRS, to record foreign exchange and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real and Argentinean Peso.  See Note 24 to the consolidated interim financial statements for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense.

13.          DERIVATIVES

The Company recorded realized gain on the settlement of commodity derivatives of $1.6 million in the quarter compared with $5.2 million of realized loss in the first quarter of 2010.

Additionally, the Company recorded unrealized gain on commodity derivative contracts of $32,000 for the period ended March 31, 2011. This compares to an unrealized gain of $4.6 million in the first quarter of 2010. Included in cost of sales are currency derivative contracts realized gain in the amount $7.2 million, compared to gain of $6.1 million in 2010 and included in interest and financing expenses are realized losses in the amount of $1.5 million, compared to loss of $2.4 million in 2010 in respect to the interest rate swaps.

CURRENCY HEDGING

As at March 31, 2011, the Company held forward contracts to hedge against the risk of an increase in the value of the Real versus the United States Dollar with respect to a portion of the expected Real expenditures.

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 559.0 million Reais at an average rate of 2.1566 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2011 through to December 31, 2013. Of this, 209.3 million Reais is hedged for 2011, 273.6 million is hedged for 2012 and approximately 76.0 million Reais for 2013.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 464.5 million Pesos at an average rate of 13.3200 Pesos to the United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2011 through to May 31, 2015. Of this, 87.5 million Pesos is hedged for 2012, 156.0 million Pesos is hedged for 2013, 156.0 million Pesos is hedged for 2014 and 65.0 million Pesos for 2013.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of $33.7 million for 2010 credited to other comprehensive income and the ineffective portion of $4.3 million taken to income in 2011.

The following table summarizes the details of the currency hedging program as at March 31, 2011:

(Quantities in thousands)

	Jacobina		Fazenda Brasileiro		Chapada		Total
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at March 31, 2011
2011	65,287	2.0880	35,672	2.0635	108,325	2.0739	209,284	2.0765	1.6287
2012	77,651	2.2128	47,964	2.2282	148,028	2.2350	273,643	2.2275	1.6287
2013	76,032	2.1387	—	—	—	—	76,032	2.1387	1.6287
	218,970	2.1487	83,636	2.1549	256,353	2.1640	558,959	2.1566	1.6287

(Quantities in thousands)

	Mercedes
Year of Settlement	Mexican Peso Notional Amount	Contract Fixed Rate	Market rate as at March 31, 2011
2012	87,500	13.3200	11.9048
2013	156,000	13.3200	11.9048
2014	156,000	13.3200	11.9048
2015	65,000	13.3200	11.9048
	464,500	13.3200	11.9048

INTEREST RATE HEDGING

The Company is exposed to interest rate risk on its variable rate debt.  As at March 31, 2011, the Company had a total of $126.3 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on the Company’s long-term debt at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in Other Comprehensive Income until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge of $3.9 million loss for the period ended March 31, 2011 recorded in other comprehensive income.

At March 31, 2011, the Company’s long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

14.          CONTRACTUAL COMMITMENTS

Day-to-day mining and administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, available credit facilities which provide access to additional funds and future operating cash flows.

As at March 31, 2011, the Company is contractually committed to the following:

	2011
(in thousands of United States Dollars)	(9 months)	2012	2013	2014	2015	Thereafter	Total
Mine operating/construction and service contracts and other	$290,276	$185,178	$97,361	$77,764	$27,533	$28,442	$706,554
Long-term debt principal repayments (i)	—	—	—	237,632	73,500	181,500	492,632
Asset retirement obligations (undiscounted)	8,718	15,429	7,412	4,378	9,715	184,636	230,288
	$298,994	$200,607	$104,773	$319,774	$110,748	$394,578	$1,429,474

(i)          Excludes interest expense.

15.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain.  There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts. There have not been any significant developments on this matter during the current year.

16.          OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements.

17.          GOLD AND COPPER MARKETS

For the quarter ended March 31, 2011, spot gold prices averaged $1,399 per ounce, or 26% higher, compared with $1,109 per ounce from the comparative period of 2010.

The Company’s revenue and profitability are highly dependent on spot gold prices as its principal product is sold at spot prices in world markets. Gold prices continue to be driven by positive market fundamentals. Constrained long-term mine supply and steady investment demand from exchange traded funds (“ETFs”) are supporting gold prices. Furthermore, during 2010, rebounding jewellery demand and purchases by central banks, which had previously been net sellers of gold, are also underpinning higher prices. Due to these factors, the Company expects gold prices to remain well supported in the near to mid-term, although with a high degree of market volatility.

For the quarter ended March 31, 2011, spot copper prices averaged $4.42 per pound, representing an increase of 34% compared with $3.29 per pound from the same period in 2010.

Copper prices reached record highs in Q1 2011. Strong copper prices are primarily being driven by positive supply demand fundamentals as flat supply growth is unbalanced with demand from emerging markets, mainly China, and a positive outlook for global growth that is correlated with copper demand. Based on these factors, the Company expects copper prices to remain above historical levels in the near to mid-term.

18.          EXPLORATION AND DEVELOPMENT

The Company continues to actively explore its exploration targets around existing mines and its efforts to look for new opportunities and on the ground purchases elsewhere in the Americas. The Company is largely focused on developing its future based on its exploration successes and organic growth.

The following is a summary of the exploration expenditures:

	Three months ended March 31,
(in millions of United States Dollars)	2011	2010
Exploration capitalized	$12.6	$10.2
Exploration expensed	6.5	6.8
Total Exploration	$19.1	$17.0

The following summary highlights key updates from the exploration and development program at the Company since the end of the fourth quarter 2010.

BRAZIL

Chapada

Early in January 2011, the Company announced the revised Chapada production life-of-mine plan that incorporated the new resources at Suruca, a satellite deposit located six kilometres from Chapada. These resources were part of the overall increase in mineral reserves of 45% to 3.1 million ounces as at December 31, 2010. Mineral resources increased by close to 240% to 2.5 million ounces. The additional mineral reserves and resources at Chapada have already been incorporated into a revised production plan announced earlier this year that will result in production in excess of 140,000 ounces per year for the life of the mine at Chapada. Exploration continues at Suruca with drilling being completed along the southern extension of the Suruca deposit.

Fazenda Brasileiro

Total mineral resources at Fazenda Brasileiro more than doubled to 472,000 ounces, while mineral reserves declined modestly. This increase in resources was attributable to an entirely new area of mineralization, CLX2, within the mining complex that was only recently discovered. Given the positive impact of this new discovery, the Company will be spending $5 million in exploration at Fazenda Brasileiro in 2011, to further develop and define this resource.

Jacobina

Mineral reserves at Jacobina increased by 8% to 1.7 million ounces as at December 31, 2010. Measured and indicated mineral resources also increased to 1.66 million ounces, a 16% increase over 2009. Of even greater significance, is the increase of 16% in mineral reserve grade, to 2.48 g/t and the 10% increase in resource grade. These grade increases will facilitate higher future production levels. Mining of higher grades areas is expected to increase annual production to 150,000 gold ounces commencing in 2014.  Exploration drilling commenced in February and is focused on conversion of inferred resources to reserves at Canavieiras and Morro do Vento.

Pilar

Development at Pilar continued in the quarter with production expected to begin in the first quarter of 2013. Exploration confirmed mineralization along a 2.6 kilometre down dip extension of the current resource. Northwest of the known Jordino deposit, lies the Ogo deposit. A hole drilled at depth confirmed mineralization below the previously interpreted footwall, significantly expanding potential in the 2.2 kilometres of untested strike length to the North.  Additional exploration drilling suggests that growth in mineral reserves and mineral resources should continue in 2011.

The Pilar project is being built at a capacity level that is 30% higher than that contemplated in the feasibility study.  The Company expects to utilize the increased capacity beginning in 2014.  Discovery of new resources along with the decision to advance Caiamar, a deposit located 38 kilometres from Pilar, to pre-feasibility assuming that ore would be processed at Pilar is expected to support the higher capacity level.  Studies have been completed confirming the processing plant at Pilar is suitable to process the Caiamar ore and the higher grades can offset the costs of transporting the ore.  Resource development work has started at Caiamar, which could positively impact Pilar production rates as early as 2015.

C1 Santa Luz

Development at C1 Santa Luz continued in the quarter with the completion of all the engineering studies and construction start up. The project is planned initially as a conventional open pit with processing to be done through a carbon-in-leach (“CIL”) floatation circuit, which is on track to commence production in late-2012. Average annual production is expected to be approximately 100,000 ounces with production in each of the first two years expected to be approximately 130,000 ounces per year.

Ernesto/Pau-a-pique

Construction at Ernesto/Pau-a-pique commenced in the first quarter advancing the project as expected.  Ernesto/Pau-a-pique is planned as an underground and open pit operation with conventional processing through a gravity and CIL circuit. Annual production of approximately 100,000 ounces is expected to commence in late 2012. Exploration drilling has been initiated at Lavrinha, an adjacent area to Ernesto, targeted to increase mineable resources and the project mine life.

ARGENTINA

Gualcamayo

In August 2010, the Company delivered an updated production plan for its Gualcamayo mine which included the additional mineral reserves and mineral resources discovered at its QDD Lower West deposit. This initial resource contributed to the 4% increase in reserves to 2.4 million ounces and a 16% increase in mineral resources, to 0.9 million ounces as at December 31, 2010. Further development of the QDD Lower West zone is expected as part of the 2011 exploration program.  Currently, a new access tunnel for underground drilling is being excavated and further drilling at QDD Lower West is expected to commence in May.  Continued success at this deposit will make additional positive contributions to reserves and resources in 2011.

CHILE

Jeronimo

Jeronimo is located in northern Chile approximately 30 kilometres south southwest of El Salvador at an elevation of 3,800 metres above sea level. The first mineral reserve estimate was declared of 1.6 million ounces, based on the pre-feasibility study recently completed on a fully consolidated basis. Based on the Company’s current ownership interest (57%), attributable mineral reserves are 0.93 million ounces. Approximately one third of the mineral reserves declared were a direct result of conversion from mineral resources via infill drilling. The Company is evaluating processing methods for better recoveries, which are anticipated to optimize the project economics. The Company will also be incorporating the impact of credits from the sale of manganese which was not included in the pre-feasibility, as well as the positive impact of other off-take products. The mineral resource remains open at depth and has potential to add significantly to resources.

Results of the evaluation of the different processing options and optimizations will be part of the feasibility study which is expected to be delivered by the end of 2011. The decision to proceed, after that time, will be based on continued positive results from a full feasibility and further consolidation of the ownership of Jeronimo, both of which are expected to occur.

El Peñón

In 2010, mineral reserves at El Peñón increased modestly year over year due mostly to increases at Bonanza. The higher grades of the Bonanza mineralization are also evident in the higher gold grades of reserves at 7.29 g/t compared to 7.05 g/t in 2009. The silver reserve decreased as higher grades ore bodies (Fortuna, Providencia and Dorada) were replaced with lower grades at Bonanza and Al Este.

In 2010, the exploration effort was expanded district wide after the discovery of significant mineralization at Pampa Augusta Victoria. This effort will continue to focus on targets between the North Block area and Pampa Augusta Victoria. In addition, significant underground development will be completed in the main El Peñón Block to facilitate underground resource definition drilling.  Exploration drilling commenced in February and is focusing on the expansion of resources at Pampa Augusta Victoria, Martillo Flats and the North Block area as well as exploration for new veins between the North Block and Pampa Augusta Victoria and in the main El Peñón mine area.

MEXICO

Mercedes

The construction of Mercedes began in mid 2010 and is progressing as expected. During the quarter the mill was received on site. Concrete works and the first phase of the tailings dam development were almost completed. The bulk excavation and access roads were also completed. Mercedes is on track to be in production by mid 2012 with average annual production of 120,000 GEO.

Exploration at Mercedes continued to confirm the continuation of high grades of Lagunas Norte in the Barrancas system, increasing the strike length of the Barrancas zone to 1.1 kilometres. Development of Lagunas Norte has been accelerated to potentially enhance production levels at the project. Drilling also confirmed the continuation of significant widths within the Diluvio zone of the Lupita vein structure.  The results of this exploration are expected to continue to increase and upgrade the total mineral resources at Mercedes. These new areas, and additional exploration, will provide additional accesses to the ore bodies. This increases the prospects that the Company will be able to increase production and extend mine life.

19.          RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in metal prices (such as gold, silver and copper), the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the United States Dollar.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the period ended December 31, 2010. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Operating and Political Risks

The Company holds mining and exploration properties in Brazil, Argentina, Chile, Mexico and Colombia exposing it to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental and ecological compliance, expropriation of property, shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Currency Risks

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent Canadian Dollars and Mexican Pesos. Revenues are earned in United States Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in United States Dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the United States Dollar over short-term periods. Refer to Note 23 to the consolidated financial statements for an additional discussion on currency risks.

The Company has entered into several currency hedges to mitigate against fluctuations in the Real vis-à-vis the United States Dollar as further discussed in Section “Derivatives”.

Commodity Risks

The mining industry is intensely competitive and is highly dependent on commodity prices. The profitability of the Company is directly related to the market price of gold, silver and copper.  A decline in the price of gold, copper or silver could negatively impact the Company’s operations. Refer to Note 23 to the consolidated financial statements for an additional discussion on commodity risks.

In addition to the direct impact of changes in copper prices on revenues, net earnings are also affected by unrealized accounting gains or losses on the mark-to-market of copper derivative contracts that do not qualify for hedge accounting but provide an economic hedge (refer to Section “Derivatives” for details).

Interest Rate Risks

The Company is exposed to interest rate risk on its variable rate debt. As at March 31, 2011, the Company has a total of $126.3 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on part of the Company’s revolving credit line at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings. At March 31, 2011, most of the Company’s long-term debt was at fixed rates, hence there is little market risk arising from fluctuations in floating interest rates.

Credit Risks

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For long-term investments credit risk represents the par value of the instruments. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risks

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit.

Environmental Risks

The Company’s mining and processing operations and exploration activities in Brazil, Chile, Argentina, Mexico and Columbia are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Energy Risks

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables including fuel. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers.

20.          CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with the International Financial Reporting Standards (“IFRS”), management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s consolidated financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

As the Company prepare its first financial statements for the first quarter of 2011 using IFRS, certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that are not included in the Company’s most recent annual financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) have been included in the interim financial statements of the first quarter of 2011 for the comparative periods.

The consolidated interim financial statements of the first quarter of 2011 should be read in conjunction with the Company’s 2010 annual financial statements prepared in accordance with Canadian GAAP and in consideration of the IFRS transition disclosures included in Note 30 to the consolidated interim financial statements of the first quarter of 2011 and the additional annual disclosures included therein, including the Significant Accounting Policies disclosures in Note 4.

21.          RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after March 31, 2011 or later periods. Many of these updates are not applicable or do not have a significant impact to the Company and have been excluded from the table below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(i) Financial instruments

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

(ii) The IASB is expected to publish new IFRSs on the following topics during 2011. The Company will assess the impact of these new standards on the Company’s operations as they are published:

•                  Hedge accounting

•                  Leases

•                  Revenue recognition

22.          DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Business Conduct and Ethics, our Insider Trading Policy and Share Dealing Code, our Whistleblower Policy, our Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the SEC and the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America for external purposes.  The Company’s internal control over financial reporting includes:

•                  maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•                  providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•                  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended March 31, 2011, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2011 and December 31, 2010 and results of operations for the periods ended March 31, 2011 and March 31, 2010.

This Management’s Discussion and Analysis has been prepared as of May 3rd, 2011. The unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2010 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2010 and the most recent Annual Information Form for the year ended December 31, 2010 on file with the Securities Commissions of all of the provinces in Canada and the 2010 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risks related to non-core mine disposition, changes in project parameters as plans continue to be refined, changes in project development, construction production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2010 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Management’s Discussion and Analysis uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2010 and other continuous disclosure documents filed by the Company since January 1, 2011 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.